REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To PG Energy Inc.:

We have audited the accompanying balance sheets and statements of capitalization of PG Energy Inc. ("PGE"), formerly known as Pennsylvania Gas and Water Company (a Pennsylvania corporation and a wholly-owned subsidiary of Pennsylvania Enterprises, Inc.) as of December 31, 1995 and 1994, and the related statements of income, common shareholder's investment, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of PGE's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PG Energy Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.





                                                 ARTHUR ANDERSEN LLP


New York, N.Y.
February 23, 1996

                                PG ENERGY INC.

                                BALANCE SHEETS


                                                              December 31,
                                                          1995*         1994*

                                                        (Thousands of Dollars)
ASSETS
UTILITY PLANT:
  At original cost, less acquisition
    adjustments of $386,000                             $295,895      $284,080
  Accumulated depreciation                               (76,882)      (74,408)
                                                         219,013       209,672

OTHER PROPERTY AND INVESTMENTS                             5,089         2,872

CURRENT ASSETS:
  Cash                                                       328           304
  Accounts receivable -
    Customers                                             18,189        15,676
    Others                                                   815         1,474
    Reserve for uncollectible accounts                      (781)         (921)
  Accrued utility revenues                                10,319         9,004
  Materials and supplies, at average cost                  2,609         2,743
  Gas held by suppliers, at average cost                  15,140        20,025
  Natural gas transition costs collectible                 4,612         4,708
  Deferred cost of gas and supplier refunds, net               -         3,767
  Prepaid expenses and other                               3,281         1,470
                                                          54,512        58,250


DEFERRED CHARGES:
  Regulatory assets
    Deferred taxes collectible                            30,015        31,696
    Natural gas transition costs collectible                 497         4,099
    Other                                                  2,516         3,131
  Unamortized debt expense                                 1,340         1,867
  Other                                                        -         3,552
                                                          34,368        44,345





NET ASSETS OF DISCONTINUED OPERATIONS                    204,250       203,196




TOTAL ASSETS                                            $517,232      $518,335


* See Note 2 regarding discontinued operations and restatement of financial statements.

The accompanying notes are an integral part of the financial statements.

                                   PG ENERGY INC.

                                   BALANCE SHEETS

                                                             December 31,
                                                         1995*         1994*
                                                        (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION (see accompanying statements):
  Common shareholder's investment (Notes 5 and 8)       $208,356      $216,032
  Preferred stock of PGE (Note 6) -
    Not subject to mandatory redemption, net              33,615        33,615
    Subject to mandatory redemption                        1,680         1,760
  Long-term debt (Note 7)                                 55,000       170,825
                                                         298,651       422,232

CURRENT LIABILITIES:
  Current portion of long-term debt and
    preferred stock subject to mandatory
    redemption (Notes 6, 7 and 9)                        115,881         3,290
  Note payable (Note 9)                                   10,000             -
  Accounts payable -
    Suppliers                                             17,781        16,762
    Affiliates, net                                          826           788
  Deferred cost of gas and supplier refunds, net             434             -
  Accrued general business and realty taxes                1,542         3,381
  Accrued income taxes                                       516         3,185
  Accrued interest                                         2,062         2,713
  Accrued natural gas transition costs (Note 3)            2,278         2,356
  Other                                                    3,162         2,395
                                                         154,482        34,870


DEFERRED CREDITS:
  Deferred income taxes                                   48,848        46,627
  Accrued natural gas transition costs (Note 3)            1,144         3,250
  Unamortized investment tax credits                       4,938         5,110
  Operating reserves                                       3,709         2,383
  Other                                                    5,460         3,863
                                                          64,099        61,233

COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)

TOTAL CAPITALIZATION AND LIABILITIES                    $517,232      $518,335



* See Note 2 regarding discontinued operations and restatement of financial statements.



The accompanying notes are an integral part of the financial statements.

                                  PG ENERGY INC.

                               STATEMENTS OF INCOME

                                                      Year Ended December 31,
                                                   1995*       1994*       1993*
                                                       (Thousands of Dollars)

OPERATING REVENUES                               $ 152,756   $ 167,992   $ 153,325
  Cost of gas                                       84,372      98,653      86,557
OPERATING MARGIN                                    68,384      69,339      66,768

OTHER OPERATING EXPENSES:
  Operation                                         22,438      22,652      21,797
  Maintenance                                        4,967       4,436       3,695
  Depreciation                                       6,971       6,667       6,388
  Income taxes                                       5,168       5,649       6,041
  Taxes other than income taxes                      9,918      10,807      10,055
      Total other operating expenses                49,462      50,211      47,976

OPERATING INCOME                                    18,922      19,128      18,792

OTHER INCOME (DEDUCTIONS), NET (Note 4)                301          72        (585)

INCOME BEFORE INTEREST CHARGES                      19,223      19,200      18,207

INTEREST CHARGES:
  Interest on long-term debt                         9,304       8,914       8,615
  Other interest                                     1,543       1,005       1,247
  Allowance for borrowed funds used
    during construction                                (94)        (21)        (47)
      Total interest charges                        10,753       9,898       9,815

INCOME FROM CONTINUING OPERATIONS                    8,470       9,302       8,392

DISCONTINUED OPERATIONS (Note 2):
  Income from discontinued operations                2,127      10,504       7,909
  Estimated loss on disposal of discontinued
    operations, net of anticipated income
    during the phase-out period of $7,409,000
    (net of related income taxes of $4,800,000)     (5,961)          -           -
  Income (loss) with respect to discontinued
    operations                                      (3,834)     10,504       7,909

NET INCOME                                           4,636      19,806      16,301

DIVIDENDS ON PREFERRED STOCK                         2,763       4,639       6,462

EARNINGS APPLICABLE TO COMMON STOCK              $   1,873   $  15,167   $   9,839

COMMON STOCK:
  Earnings (loss) per share of common stock:
    Continuing operations                        $    1.02   $     .90   $     .46
    Discontinued operations                           (.69)       2.02        1.90
    Income before premium on redemption of
      preferred stock                                  .33        2.92        2.36
    Premium on redemption of preferred stock             -        (.19)          -
  Earnings per share of common stock             $     .33   $    2.73   $    2.36





WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING    5,569,765   5,189,108   4,176,087


* See Note 2 regarding discontinued operations and restatement of financial statements.




The accompanying notes are an integral part of the financial statements.

                                   PG ENERGY INC.

                              STATEMENTS OF CASH FLOWS

                                                        Year Ended December 31,
                                                     1995*      1994*      1993*
                                                        (Thousands of Dollars)
CASH FLOW FROM OPERATING ACTIVITIES:
  Income from continuing operations                 $  8,470   $  9,302   $  8,392
  Effects of noncash charges to income -
    Depreciation                                       7,018      6,693      6,413
    Deferred income taxes, net                          (265)       725     (2,492)
    Provisions for self insurance                      2,652      1,030      1,510
    Other, net                                         5,190      2,755      2,185
  Changes in working capital, exclusive of cash
   and current portion of long-term debt -
    Receivables and accrued utility revenues          (3,309)     1,546     (1,495)
    Gas held by suppliers                              4,885      6,625     (5,038)
    Accounts payable                                     839     (5,609)      (515)
    Deferred cost of gas and supplier refunds, net     5,715      5,784    (13,307)
    Other current assets and liabilities, net         (6,622)      (658)     1,293
  Other operating items, net                           2,675     (4,020)    (3,988)
      Net cash provided (used) by continuing
        operations                                    27,248     24,173     (7,042)
  Net cash provided (used) by discontinued
    operations                                         3,764        552       (837)
      Net cash provided (used) by operating
        activities                                    31,012     24,725     (7,879)

CASH FLOW FROM INVESTING ACTIVITIES:
  Additions to utility plant                         (20,615)   (16,960)   (14,011)
  Other, net                                          (4,934)     1,098        201
      Net cash used for investing activities         (25,549)   (15,862)   (13,810)

CASH FLOW FROM FINANCING ACTIVITIES:
  Issuance of common stock                             5,720     23,439     32,366
  Redemption of preferred stock                          (80)   (30,080)   (10,080)
  Dividends on common and preferred stock            (18,032)   (14,244)   (18,398)
  Issuance of long-term debt                          50,000     30,000     19,000
  Repayment of long-term debt                        (53,535)   (31,055)   (30,678)
  Repayment of note payable to parent                      -     (3,680)         -
  Net increase in bank borrowings                     10,519     15,370     32,247
  Other, net                                             (31)    (1,023)      (624)
      Net cash provided (used) for financing
        activities                                    (5,439)   (11,273)    23,833

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                             24     (2,410)     2,144
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR           304      2,714        570
CASH AND CASH EQUIVALENTS AT END OF YEAR            $    328   $    304   $  2,714

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest (net of amount capitalized)            $ 23,802   $ 21,001   $ 21,092
    Income taxes                                    $  8,694   $  7,353   $  6,790

* See Note 2 regarding discontinued operations and restatement of financial statements.


The accompanying notes are an integral part of the financial statements.


                                     PG ENERGY INC.

                              STATEMENTS OF CAPITALIZATION

                                                          December 31,
                                                   1995*               1994*
                                                    (Thousands of Dollars)
COMMON SHAREHOLDER'S INVESTMENT (Notes 5 and 8):
  Common stock, no par value
    (stated value $10 per share)
    Authorized - 15,000,000 shares
    Outstanding - 5,602,480 shares and
      5,456,665 shares, respectively             $  56,025           $  54,567
  Additional paid-in capital                        94,463              90,201
  Retained earnings                                 57,868              71,264
     Total common shareholders' investment         208,356    69.8%    216,032   51.2%

PREFERRED STOCK of PGE, par value $100 per share
  Authorized - 997,500 shares (Note 6):
    Not subject to mandatory redemption, net -
      4.10% cumulative preferred,
        100,000 shares issued                       10,000              10,000
      9% cumulative preferred,
        250,000 shares outstanding, net of
        issuance costs                              23,615              23,615
    Total preferred stock not subject to
        mandatory redemption, net                   33,615    11.2%     33,615    8.0%
    Subject to mandatory redemption -
      5.75% cumulative preferred, 17,600 and
        18,400 shares outstanding, respectively      1,760               1,840
      Less current redemption requirements             (80)                (80)

    Total preferred stock subject to
        mandatory redemption                         1,680     0.6%      1,760    0.4%

LONG-TERM DEBT (Note 7):
  First mortgage bonds                              55,000             108,535
  Notes                                            115,801              65,500
  Less current maturities and sinking
    fund requirements                             (115,801)             (3,210)
     Total long-term debt                           55,000    18.4%    170,825   40.4%

TOTAL CAPITALIZATION                             $ 298,651   100.0%  $ 422,232  100.0%



* See Note 2 regarding discontinued operations and restatement of financial statements.

The accompanying notes are an integral part of the financial statements.

                                     PG ENERGY INC.

                      STATEMENTS OF COMMON SHAREHOLDER'S INVESTMENT

                  FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995


                                             Additional
                                     Common   Paid-In      Retained
                                     Stock    Capital      Earnings      Total
                                             (Thousands of Dollars)

Balance at December 31, 1992        $40,187  $   48,776    $ 69,135    $158,098

Net income for 1993                       -           -      16,301      16,301
Issuance of common stock              8,500      23,866           -      32,366
Premium on redemption of
  preferred stock                         -           -        (356)       (356)
Dividends on:
  Preferred stock (Note 6)                -           -      (6,462)     (6,462)
  Common stock ($2.8225 per share)        -           -     (11,936)    (11,936)

Balance at December 31, 1993         48,687      72,642      66,682     188,011

Net income for 1994                       -           -      19,806      19,806
Issuance of common stock              5,880      17,559           -      23,439
Premium on redemption of preferred
  stock                                   -           -        (980)       (980)
Dividends on:
  Preferred stock (Note 6)                -           -      (4,639)     (4,639)
  Common stock ($1.81 per share)          -           -      (9,605)     (9,605)

Balance at December 31, 1994         54,567      90,201      71,264     216,032

Net income for 1995                       -           -       4,636       4,636
Issuance of common stock              1,458       4,262           -       5,720
Dividends on:
  Preferred stock (Note 6)                -           -      (2,763)     (2,763)
  Common stock ($2.7425 per share)        -           -     (15,269)    (15,269)

Balance at December 31, 1995        $56,025  $   94,463    $ 57,868    $208,356
















The accompanying notes are an integral part of the financial statements.

                                PG ENERGY INC.

                         NOTES TO FINANCIAL STATEMENTS


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of the Business. PG Energy Inc. ("PGE"), formerly known as Pennsylvania Gas and Water Company, a wholly-owned subsidiary of Pennsylvania Enterprises, Inc. ("PEI"), is a regulated public utility subject to the jurisdiction of the Pennsylvania Public Utility Commission ("PPUC") for rate and accounting purposes. PGE distributes natural gas to a ten-county area in northeastern Pennsylvania, a territory that includes 116 municipalities, in addition to the cities of Scranton, Wilkes-Barre and Williamsport. The financial statements of PGE have been prepared in accordance with generally accepted accounting principles, including the provisions of Financial Accounting Standards Board ("FASB") Statement 71, "Accounting for the Effects of Certain Types of Regulation," which give recognition to the rate and accounting practices of regulatory agencies such as the PPUC.

    Use of Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and are beyond the control of PEI. Therefore, actual amounts could differ from these estimates.

    Utility Plant and Depreciation.    Utility  plant  is  stated at cost, which
represents the original cost of construction, including payroll, administrative and general costs, and an allowance for funds used during construction.

    The allowance for funds used during construction ("AFUDC") is defined as the net cost during the period of construction of borrowed funds used and a reasonable rate upon other funds when so used. Such allowance is charged to utility plant and reported as a reduction of interest expense (with respect to the cost of borrowed funds) in the accompanying statements of income. AFUDC varies according to changes in the level of construction work in progress and in the sources and costs of capital. The weighted average rate for such allowance was approximately 8% in 1995, 7% in 1994 and 8% in 1993.

    PGE provides for depreciation on a straight-line basis. Exclusive of transportation and work equipment, the annual provision for depreciation, as related to the average depreciable original cost of utility plant, was 2.75% in 1995, 2.77% in 1994 and 2.81% in 1993, respectively.

    When depreciable property is retired, the original cost of such property is removed from the utility plant accounts and is charged, together with the cost of removal less salvage, to accumulated depreciation. No gain or loss is recognized in connection with retirements of depreciable property, other than in the case of significant involuntary conversions or extraordinary retirements.

    Revenues and Cost of Gas. PGE bills its customers monthly based on estimated or actual meter readings on cycles that extend throughout the month. The estimated unbilled amounts from the most recent meter reading dates through the end of the period being reported on are recorded as accrued revenues.

    PGE generally passes on to its customers increases or decreases in gas costs from those reflected in its tariff charges. In accordance with this procedure, PGE defers any current under or over-recoveries of gas costs and collects or refunds such amounts in subsequent periods.

    Deferred Charges (Regulatory Assets). PGE generally accounts for and reports its costs in accordance with the economic effect of rate actions by the PPUC. To this extent, certain costs are recorded as deferred charges pending their recovery in rates. These amounts relate to previously-issued orders of the PPUC and are of a nature which, in the opinion of PEI, will be recoverable in future rates, based on such rate orders. In addition to deferred taxes collectible, which represent the probable future rate recovery of the previously unrecorded deferred taxes primarily relating to certain temporary differences in the basis of utility plant not previously recorded because of the regulatory rate practices of the PPUC, and natural gas transition costs collectible, the following deferred charges are included as "Other" regulatory assets:

                                                   1995              1994

    Early retirement plan charges                $   710           $   756
    Low income usage reduction program               429               441
    Computer software costs                          415             1,006
    Corrosion control costs                          341               489
    Customer assistance program                      109                 5
    Other                                            512               434

      Total                                      $ 2,516           $ 3,131

    PGE also records, as deferred charges, the direct financing costs incurred in connection with the issuance of long-term debt and redeemable preferred stock and equitably amortizes such amounts over the life of such securities.

    Cash and Cash Equivalents. For the purposes of the statements of cash flows, PGE considers all highly liquid debt instruments purchased, which generally have a maturity of three months or less, to be cash equivalents. Such instruments are carried at cost, which approximates market value.

    Income Taxes. PGE provides for deferred taxes in accordance with the provisions of FASB Statement 109. The components of PGE's net deferred income tax liability relative to continuing operations as of December 31, 1995 and 1994, are shown below:

                                                   1995              1994
                                                   (Thousands of Dollars)

    Utility plant basis differences              $51,822           $49,638
    FERC Order 636 transition costs                  700             1,371
    Alternative minimum tax                       (1,947)           (2,213)
    Operating reserves                            (1,300)           (1,020)
    Other                                           (427)           (1,149)

        Net deferred income tax liability        $48,848           $46,627

    The provision for income taxes relative to continuing operations consists of the following components:

                                                  1995       1994       1993
                                                    (Thousands of Dollars)

    Included in operating expenses:
      Currently payable -
        Federal                                  $ 4,457    $ 3,013    $ 5,641
        State                                      1,169      1,128      2,021
          Total currently payable                  5,626      4,141      7,662
      Deferred, net -
        Federal                                      198      1,785       (515)
        State                                       (463)      (105)      (934)
          Total deferred, net                       (265)     1,680     (1,449)
      Amortization of investment tax credits        (193)      (172)      (172)
          Total included in operating expenses     5,168      5,649      6,041

    Included in other income, net:
      Currently payable -
        Federal                                      135        213        (44)
        State                                         43         85        (28)
          Total currently payable                    178        298        (72)
      Deferred, net -
        Federal                                        -         (5)        (6)
        State                                          -          -          -
          Total deferred, net                          -         (5)        (6)
          Total included in other income, net        178        293        (78)

          Total provision for income taxes       $ 5,346    $ 5,942    $ 5,963

    The components of deferred income taxes relative to continuing operations, which are recorded consistent with the treatment allowed by the PPUC for ratemaking purposes, are as follows:

                                                  1995       1994       1993
                                                    (Thousands of Dollars)

    Excess of tax depreciation over
      depreciation for accounting purposes       $ 1,587    $ 1,197    $ 1,023
    FERC Order 636 transition costs                 (670)     1,371          -
    Take-or-pay costs, net                          (281)      (652)    (1,126)
    Other, net                                      (901)      (241)    (1,352)

        Total deferred taxes, net                $  (265)   $ 1,675    $(1,455)

    Included in:
      Operating expenses                         $  (265)   $ 1,680    $(1,449)
      Other income, net                                -         (5)        (6)

        Total deferred taxes, net                $  (265)   $ 1,675    $(1,455)

    The total provision for income taxes relative to continuing operations shown in the accompanying statements of income differs from the amount which would be computed by applying the statutory federal income tax rate to income before income taxes. The following table summarizes the major reasons for this difference:

                                                   1995       1994       1993
                                                    (Thousands of Dollars)

    Income before income taxes                   $13,816    $15,293    $14,428
    Tax expense at statutory federal
      income tax rate                            $ 4,836    $ 5,353    $ 5,050
    Increases (reductions) in taxes
      resulting from -
        State income taxes, net of
          federal income tax benefit                 487        879        878
        Amortization of investment tax
          credits                                   (193)      (172)      (172)
        Other, net                                   216       (118)       207

      Total provision for income taxes           $ 5,346    $ 5,942    $ 5,963

    Long Lived Assets. In March 1995, FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets", was issued. The provisions of this statement, which are effective for fiscal years beginning after September 15, 1995, require that long-lived assets, identifiable intangibles, capital leases and goodwill be reviewed for impairment whenever events occur or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In addition, FASB Statement 121 requires that regulatory assets meet the recovery criteria of FASB Statement 71, "Accounting for Effects of Certain Types of Regulation", on an ongoing basis in order to avoid a writedown. The implementation of FASB Statement 121 in 1996 is not expected to have any significant impact on PGE since the carrying amount of all assets, including regulatory assets, is considered recoverable.

(2)  DISCONTINUED OPERATIONS

    On April 26, 1995, PEI and PGE signed a definitive agreement (the "Agreement") with American Water Works Company, Inc. ("American") and Pennsylvania-American Water Company ("Pennsylvania-American"), a wholly-owned subsidiary of American, providing for the sale to Pennsylvania-American of substantially all of the assets, properties and rights of PGE's water utility operations.

    Under the terms of the Agreement, Pennsylvania-American paid approximately $413.5 million consisting of $266.4 million in cash and the assumption of $147.1 million of PGE's liabilities, including $141.1 million of its long-term debt, to PGE on the February 16, 1996, closing date for the transaction. This price is subject to certain post-closing adjustments. PGE continued to operate the water utility business until the closing date.

    The sale price reflects a $6.5 million premium over the book value of the assets sold. However, after transaction costs and the net effect of other items, principally the write-off of certain deferred regulatory assets and deferred credits and the impact of pension and other postretirement benefit expenses relative to the early retirement plan (see Note 10 of the Notes to Financial Statements), the sale resulted in an estimated after tax loss of $6.0 million, net of the expected income from the water operations during the phase-out period (which for financial reporting purposes was April 1, 1995, through February 15, 1996). The sale involved a gain for income tax purposes, primarily because of the accelerated depreciation that had been claimed by PGE with respect to the water utility plant that was sold. It is estimated that the income taxes payable on the sale, for which deferred income taxes had previously been provided, will be approximately $56.7 million.

    The net cash proceeds from the sale of approximately $209.1 million, net of the estimated $56.7 million payable for income taxes, are being used by PEI and PGE to retire debt, to repurchase stock and for working capital for their continuing operations. With the sale of PGE's water utility operations, the principal assets of PGE consist of its gas utility operations and approximately 46,000 acres of land.

    The accompanying financial statements reflect PGE's water utility operations as "discontinued operations" effective March 31, 1995. Interest charges relating to indebtedness of PGE have been allocated to the discontinued operations based on the relationship of the gross water utility plant that was sold to the total of PGE's gross gas and water utility plant. This is the same method as was utilized by PGE and the PPUC in establishing the revenue requirements of both PGE's gas and water utility operations. None of the dividends on PGE's preferred stock nor any of PEI's interest expense has been allocated to the discontinued operations.

    Selected financial information for the discontinued operations as of December 31, 1995 and 1994, and for the years ended December 31, 1995, 1994 and 1993 is set forth below:

                    Net Assets of Discontinued Operations

                                                     As of December 31,
                                                    1995            1994
                                                   (Thousands of Dollars)


Net utility plant                               $    368,742    $    359,399
Current assets (primarily accounts
  receivable and accrued revenues)                    12,756          12,141
Deferred charges and other assets                     25,752          31,103
Total assets being acquired by
  Pennsylvania-American                              407,250         402,643
Liabilities being assumed by
  Pennsylvania-American
    Long-term debt                                   141,097         141,420
    Other                                              5,983          13,168
                                                     147,080         154,588
Net assets being acquired by
  Pennsylvania-American                              260,170         248,055
Estimated liability for income taxes on
  sale of discontinued operations                    (56,710)        (55,542)
Estimated net income of discontinued operations
  during the remainder of the phase-out period           790               -
Other net assets of discontinued operations
 (written off as of March 31, 1995)                        -          10,683

Total net assets of discontinued operations     $    204,250    $    203,196

                      Income From Discontinued Operations

                                                  Years ended December 31,
                                                1995*       1994        1993
                                                   (Thousands of Dollars)

Operating revenues                            $ 15,640    $ 66,731    $ 53,363
Operating expenses, excluding income taxes
    Depreciation                                 1,946       7,672       5,911
    Other operating expenses                     6,929      29,005      27,140
                                                 8,875      36,677      33,051
Operating income before income taxes             6,765      30,054      20,312
    Income taxes                                 1,403       6,850       2,948
Operating income                                 5,362      23,204      17,364
    Other income                                     9          49          71
    Allocated interest charges                  (3,244)    (12,749)     (9,526)

Income from discontinued operations           $  2,127    $ 10,504    $  7,909

* Reflects amounts only through March 31, 1995, the effective date of the discontinuance of PGE's water utility operations for financial statement purposes.

             Net Cash Provided (Used) by Discontinued Operations

                                                  Years ended December 31,
                                                1995*       1994        1993
                                                   (Thousands of Dollars)

Income from discontinued operations           $  2,127    $ 10,504    $  7,909
Noncash charges (credits) to income:
    Depreciation                                 1,946       7,672       5,911
    Deferred treatment plant costs, net            145         581      (3,560)
    Deferred income taxes                          447       5,146       4,170
    Deferred water utility billings                  -      (5,574)       (582)
  Changes in working capital, exclusive
    of long-term debt                            1,648         353      (2,041)
  Additions to utility plant                    (2,276)    (20,980)    (32,515)
  Utilization of restricted funds                    -       9,753      15,868
  Net increase (decrease) in long-term
     debt                                        1,010      (6,834)      1,640
  Other, net                                    (1,283)        (69)      2,363
Net cash provided (used) for discontinued
  operations                                  $  3,764    $    552    $   (837)

* Reflects amounts only through March 31, 1995, the effective date of the discontinuance of PGE's water utility operations for financial statement purposes.

(3)  RATE MATTERS

    Annual Gas Cost Adjustment. Pursuant to the provisions of the Pennsylvania Public Utility Code, which require that the tariffs of gas distribution companies, such as PGE, be adjusted on an annual basis, and on an interim basis when circumstances dictate, to reflect changes in their purchased gas costs, the PPUC ordered PGE to make the following changes during 1995, 1994 and 1993 to the gas costs contained in its gas tariff rates:

                                   Change in               Calculated
          Effective               Rate per MCF         Increase (Decrease)
             Date                From     To            in Annual Revenue

       December 1, 1995          $2.42   $2.75             $ 9,600,000
       May 15, 1995               3.68    2.42              (8,200,000)
       December 1, 1994           3.74    3.68              (1,800,000)
       December 1, 1993           2.79    3.74              28,800,000

    The changes in gas rates on account of purchased gas costs have no effect on PGE's earnings since the change in revenue is offset by a corresponding change in the cost of gas.

    Quarterly Gas Cost Adjustment. Effective September 14, 1995, the PPUC adopted regulations that provide for the quarterly adjustment of the annual purchased gas cost rate of larger gas distribution companies, including PGE. Such adjustments are allowed when the actual purchased gas costs vary from the estimated costs reflected in the respective company's tariffs by 2% or more. Except for reducing the amount of any over or undercollections of gas costs, these regulations will not have any material effect on PGE's financial position or results of operations, and PGE will still be required to file an annual purchased gas cost rate. As of March 1, 1996, no such quarterly gas cost adjustments had been made to PGE's tariffs.

    Recovery of FERC Order 636 Transition Costs. On October 15, 1993, the PPUC adopted an annual purchased gas cost ("PGC") order (the "PGC Order") regarding recovery of Federal Energy Regulatory Commission ("FERC") Order 636 transition costs. The PGC Order stated that Account 191 and New Facility Costs (the "Gas Transition Costs") are subject to recovery through the annual PGC rate filing. PGE was billed a total of $1.3 million of Gas Transition Costs by its interstate pipelines. Of this amount, $858,000 was recovered by PGE over a twelve-month period ended January 31, 1995, through an increase in its PGC rate, $252,000 are being recovered by PGE in its annual PGC rate that the PPUC approved effective December 1, 1995, and the recovery of the remaining $217,000 will be sought by PGE in its PGC rate that is effective December 1, 1996.

    The PGC Order also indicated that while Gas Supply Realignment and Stranded Costs (the "Non-Gas Transition Costs") are not natural gas costs eligible for recovery under the PGC rate filing mechanism, such costs are subject to full recovery by local distribution companies through the filing of a tariff pursuant to either the existing surcharge or base rate provisions of the Pennsylvania Public Utility Code. By Order of the PPUC entered August 26, 1994, PGE began recovering the Non-Gas Transition Costs that it estimates it will ultimately be billed pursuant to FERC Order 636 through the billing of a surcharge to its customers effective September 12, 1994. It is currently estimated that $9.6 million of Non-Gas Transition Costs will be billed to PGE, generally over a four-year period extending through the fourth quarter of 1997, of which $6.1 million had been billed to PGE and $4.4 million had been recovered from its customers as of December 31, 1995. PGE has recorded the estimated Non-Gas Transition Costs that remain to be billed to it and the amounts remaining to be recovered from its customers.

(4)  OTHER INCOME (DEDUCTIONS), NET

    Other income (deductions), net was comprised of the following elements:

                                                1995       1994       1993
                                                   (Thousands of Dollars)

    Write-off of expired advances relating
      to income taxes, net of related
      income taxes                             $   227    $     -    $     -
    Net interest income (expense) with respect
      to proceeds from the issuance of debt
      held in a construction fund                   30        (91)      (330)
    Gain on sale of investment in joint
      venture, net of related income taxes           -        268          -
    Gain on sale of land and other property,
      net of related income taxes                    -        165         20
    Premium on retirement/defeasance of debt        (7)       (40)       (81)
    Amortization of preferred stock issuance
      costs, net of related income tax
      benefits                                      (1)      (227)      (126)
    Other                                           52         (3)       (68)
      Total                                    $   301    $    72    $  (585)

(5)  COMMON STOCK

    Since January 1, 1993, PGE has issued the following amounts of common stock to PEI, its parent company, in addition to shares issued in connection with PEI's Dividend Reinvestment and Stock Purchase Plan and Customer Stock Purchase
Plan:

                                                        Issuance Price
       Date Issued           Number of Shares    Per Share*      Aggregate

    October 27, 1993              834,000        $    38.25    $31.9 million
    May 31, 1994                  500,000        $    40.00    $20.0
      Total                     1,334,000                      $51.9 million

  * Approximately equal to the book value of PGE's common stock at the date of issuance.

    The proceeds from the shares issued on October 27, 1993, were used to repay bank borrowings which had been incurred primarily to finance construction expenditures. The proceeds from the shares issued on May 31, 1994, were used by PGE to redeem $15.0 million of its 9.50% 1988 series cumulative preferred stock, to fund the $534,375 premium in connection with such redemption, to repay a portion of its bank borrowings and for working capital purposes.

    On July 28, 1994, PEI implemented a Customer Stock Purchase Plan (the "Customer Plan") which provides the residential customers of PGE with a method of purchasing newly-issued shares of PEI common stock at a 5% discount from the market price. PEI uses proceeds from the issuance of shares through the Customer Plan to purchase common stock of PGE. PGE realized $2.4 million and
$1.7 million from the issuance of common stock to PEI in connection with the Customer Plan during 1995 and 1994, respectively. Effective May 9, 1995, the Customer Plan was suspended because of the significant reduction in PEI's and PGE's capital requirements resulting from the sale of PGE's water utility operations to Pennsylvania-American.

    Through PEI's Dividend Reinvestment and Stock Purchase Plan ("DRP"), holders of shares of PEI common stock may reinvest cash dividends and/or make cash investments in the common stock of PEI. The DRP was amended on May 5, 1994, to provide PEI's shareholders with a method of reinvesting cash dividends and making cash investments to purchase newly-issued shares of PEI's common stock at a 5% discount from the market price. Prior to such amendment, cash dividends were reinvested at 100% of the market price in newly-issued shares and cash investments were used to purchase shares of PEI common stock on the open market. PEI uses the proceeds from the DRP to purchase common stock of PGE. During
1995, 1994 and  1993,  PGE  realized  $3.3  million,  $1.8 million and $465,000, respectively, from the issuance of common stock to PEI in connection with the DRP. Effective May 9, 1995, the cash investment feature of the DRP and the 5% discount from the market price on the reinvestment of dividends under the DRP were suspended because of the significant reduction in PEI's and PGE's capital requirements resulting from the sale of PGE's water utility operations to Pennsylvania-American.

(6)  PREFERRED STOCK

Preferred Stock Subject to Mandatory Redemption

    On December 23, 1993, PGE redeemed 100,000 shares of its 9.50% 1988 series cumulative preferred stock at a price of $103.5625 per share (plus accrued dividends to the redemption date), which included a voluntary redemption premium of $3.5625 per share ($356,250 in the aggregate). On May 31, 1994, PGE redeemed the remaining 150,000 outstanding shares of its 9.50% 1988 series cumulative preferred stock, $100 par value, at a price of $103.5625 per share, which included a voluntary redemption premium of $3.5625 per share ($534,375 in the aggregate), plus accrued dividends.

    On December 16, 1994, PGE redeemed all 150,000 shares of its 8.90% cumulative preferred stock at a price of $102.97 per share, which included a voluntary redemption premium of $2.97 per share ($445,500 in the aggregate).

    The holders of the 5.75% cumulative preferred stock have a noncumulative right each year to tender to PGE and to require it to purchase at a per share price not exceeding $100, up to (a) that number of shares of the 5.75% cumulative preferred stock which can be acquired for an aggregate purchase price of $80,000 less (b) the number of such shares which PGE may already have purchased during the year at a per share price of not more than $100. Eight hundred such shares were acquired and cancelled by PGE in each of the three years in the period ended December 31, 1995, for an aggregate purchase price in each year of $80,000.

    As of December 31, 1995, the sinking fund requirements relative to PGE's 5.75% cumulative preferred stock (the only series of preferred stock subject to mandatory redemption that was outstanding as of such date) were $80,000 for each of the years 1996 through 2000.

    At PGE's option, the 5.75% cumulative preferred stock may currently be redeemed at a price of $102.00 per share ($1,795,200 in the aggregate).

Preferred Stock Not Subject to Mandatory Redemption

    On August 18, 1992, PGE issued 250,000 shares of its 9% cumulative preferred stock, par value $100 per share, for aggregate net proceeds of approximately $23.6 million. The 9% cumulative preferred stock is not redeemable by PGE prior to September 15, 1997. Thereafter, it is redeemable at the option of PGE, in whole or in part, upon not less than 30 days' notice, at $100 per share plus accrued dividends to the date of redemption and at a premium of $8 per share if redeemed from September 15, 1997, to September 14, 1998, and a premium of $4 per share if redeemed from September 15, 1998, to September 14, 1999.

    At PGE's option, the 4.10% cumulative preferred stock may currently be redeemed at a redemption price of $105.50 per share or for an aggregate redemption price of $10,550,000.

Dividend Information

    The dividends on the preferred stock of PGE in each of the three years in the period ended December 31, 1995, were as follows:

         Series                        1995         1994         1993
                                           (Thousands of Dollars)

          4.10%                       $  410       $  410       $  410
          5.75%                          103          108          113
          8.90%                            -        1,280        1,335
          9.00%                        2,250        2,250        2,250
          9.50% 1988 series                -          591        2,354

           Total                      $2,763       $4,639       $6,462

    Dividends on all series of PGE's preferred stock are cumulative, and if dividends in an amount equivalent to four full quarterly dividends on all shares of preferred stock then outstanding are in default and until all such dividends have been paid, the holders of the preferred stock, voting separately as one class, shall be entitled to elect a majority of the Board of Directors of PGE. Additionally, PGE may not declare dividends on its common stock if any dividends on shares of preferred stock then outstanding are in default.

(7)  LONG-TERM DEBT

    Long-term debt consisted of the following components at December 31, 1995 and 1994:

                                                          1995          1994
                                                        (Thousands of Dollars)

  First mortgage bonds -
    8    % Series, due 1997                             $       -     $   3,535
    8.375% Series, due 2002                                30,000        30,000
    9.23 % Series, due 1999                                10,000        10,000
    9.34 % Series, due 2019                                15,000        15,000
    9.57 % Series, due 1996                                     -        50,000
                                                           55,000       108,535
  Notes -
    Term loan, due 1996                                    50,000             -
    Bank borrowings, at weighted average interest
      rates of 6.62% and 5.28%, respectively (Note 9)      65,801        65,500
                                                          115,801        65,500

  Less current maturities and sinking
    fund requirements                                    (115,801)       (3,210)
    Total long-term debt                                $  55,000     $ 170,825

    On October 12, 1995, PGE borrowed $50.0 million pursuant to a term loan agreement, which matures on November 1, 1996. Proceeds from the loan, along with other funds provided by PGE, were utilized on October 13, 1995, to redeem the $50.0 million principal amount of PGE's 9.57% Series First Mortgage Bonds due September 1, 1996.

    Maturities and Sinking Fund  Requirements.    As  of  December 31, 1995, the
aggregate annual maturities and sinking fund requirements of long-term debt for each of the next five years ending December 31, were:

                           Year              Amount

                           1996           $115,801,000 (a)
                           1997           $          -
                           1998           $          -
                           1999           $ 10,000,000 (b)
                           2000           $          -

    (a) Includes $65.8 million of bank borrowings outstanding as of December 31, 1995, and PGE's term loan in the principal amount of $50.0 million. Such amounts were repaid by February 16, 1996, primarily with proceeds from the sale of PGE's water operations to Pennsylvania-American.

    (b) Includes PGE's 9.23% Series First Mortgage Bonds in the principal amount of $10.0 million due September 1, 1999.

(8)  DIVIDEND RESTRICTIONS

    The preferred stock provisions of PGE's Restated Articles of Incorporation and certain of the agreements under which PGE has issued long-term debt provide for certain dividend restrictions. As of December 31, 1995, $5,416,000 of the retained earnings of PGE were restricted against the payment of cash dividends on common stock under the most restrictive of these covenants.

(9)  BANK NOTES PAYABLE

    As of April 19, 1993, PGE entered into a revolving bank credit agreement, as subsequently amended (the "Credit Agreement") with a group of six banks under the terms of which $60.0 million was available for borrowing by PGE through May 31, 1996. The Credit Agreement was terminated on February 26, 1996, following the sale of PGE's water operations to Pennsylvania-American on February 16, 1996, and repayment of all borrowings outstanding under the Credit Agreement with proceeds from such sale. The interest rate on borrowings under the Credit Agreement was generally less than prime. The Credit Agreement also required the payment of a commitment fee of .195% per annum on the average daily amount of the unused portion of the available funds. PGE currently has four additional bank lines of credit with an aggregate borrowing capacity of $17.5 million which provide for borrowings at interest rates generally less than prime. Borrowings outstanding under two of these bank lines of credit with borrowing capacities of $2.5 million and $5.0 million mature on May 31, 1996, and June 30, 1996, respectively. Borrowings outstanding under the other two bank lines of credit with borrowing capacities of $3.0 million and $7.0 million mature on March 31, 1996, and May 31, 1996, respectively. As of March 1, 1996, PGE had no borrowings outstanding under these additional bank lines of credit. Additionally, PGE had one other bank line of credit outstanding as of December 31, 1995, with a borrowing capacity of $3.0 million, which was terminated following the sale of PGE's water operations. The commitment fees paid by PGE with respect to its revolving bank credit agreements totaled $26,000 in 1995, $97,000 in 1994 and $113,000 in 1993.

    Because of limitations imposed by the terms of its preferred stock, PGE is prohibited, without the consent of the holders of a majority of the outstanding shares of its preferred stock, from issuing more than $12.0 million of unsecured debt due on demand or within one year from issuance. PGE had $10.0 million due on demand or within one year from issuance outstanding as of December 31, 1995.

    Information relating to PGE's bank lines of credit and borrowings under those lines of credit is set forth below:

                                                    As of December 31,
                                              1995         1994         1993
                                                  (Thousands of Dollars)

      Borrowings under lines of credit
        Short-term                          $ 10,000     $      -     $  2,000
        Long-term                             65,801       65,500       47,000
                                            $ 75,801     $ 65,500     $ 49,000

      Unused lines of credit
        Short-term                          $      -     $      -     $  5,000
        Long-term                              4,699        2,000       13,000
                                            $  4,699     $  2,000     $ 18,000

      Total lines of credit
        Prime rate                          $      -     $      -     $  2,000
        Other than prime rate                 80,500       67,500       65,000
                                            $ 80,500     $ 67,500     $ 67,000

      Short-term bank borrowings (a)
        Maximum amount outstanding          $ 10,000     $  5,692     $  5,666
        Daily average amount outstanding $ 2,581 $ 441 $ 637 Weighted daily average interest
          rate                                6.513%       3.984%       4.046%
        Weighted average interest rate at
          year-end                            6.334%           -        4.208%

        Range of interest rates               6.290-       3.700-       3.750-
                                              6.660%       6.000%       6.000%

    (a) PGE had no short-term bank borrowings outstanding as of December 31, 1994.

(10)  POSTEMPLOYMENT BENEFITS

Pension Benefits

    Substantially all employees of PGE are covered by PEI's trusteed, noncontributory, defined benefit pension plan. Pension benefits are based on years of service and average final salary. PGE's funding policy is to contribute an amount necessary to provide for benefits based on service to date, as well as for benefits expected to be earned in the future by current participants. To the extent that the present value of these obligations is fully covered by assets in the trust, a contribution may not be made for a particular year.

    Under the terms of the agreement regarding the sale of PGE's water utility operations to Pennsylvania-American, on February 16, 1996, Pennsylvania-American assumed the accumulated benefit obligations relating to employees of PGE who accepted employment with Pennsylvania-American (the "Transferred Employees"). In this regard, plan assets in an amount equal to the actuarial present value of accumulated plan benefits relative to the Transferred Employees will be transferred to the American pension plan. In February, 1996, PGE began terminating additional employees as a result of the sale of its water operations and the transfer of fewer employees to Pennsylvania-American than originally expected. As a result of these actions, PGE recognized an estimated settlement loss of $200,000 ($117,000 net of the related income tax benefit) and curtailment gain of $2.7 million ($1.6 million net of related income taxes) in its determination of the estimated loss on the disposal of water utility operations.

    In December, 1995, as a result of the agreement to transfer fewer employees to Pennsylvania-American in connection with the sale of PGE's water utility operations than originally expected, PGE offered an Early Retirement Plan ("ERP") to its employees who would be 59 years of age or older and have a minimum of five years of service as of December 31, 1995. Of the 63 eligible employees, 50 elected to accept this offer and retire as of December 31, 1995, resulting in the recording, as of December 31, 1995, of an additional pension liability of $1.6 million reflecting the increased costs associated with the ERP. Such amount was charged to the estimated loss on the disposal of water utility operations.

    Net pension costs relative to continuing operations, including amounts capitalized, were $353,000, $309,000 and $244,000 in 1995, 1994 and 1993, respectively. The following items were the components of such net pension costs:

                                                 1995        1994        1993
                                                    (Thousands of Dollars)

    Present value of benefits earned
      during the year                          $    430    $    549    $    470
    Interest cost on projected benefit
      obligations                                 1,459       1,400       1,321
    Return on plan assets                        (1,502)        535      (1,720)
    Net amortization and deferral                   (34)        (55)        (53)
    Deferral of investment (loss) gain                -      (2,120)        226
        Net pension cost                       $    353    $    309    $    244

    The funded status of the plan as of December 31, 1995 and 1994, was as follows:

                                                             1995        1994
                                                          (Thousands of Dollars)

    Actuarial present value of the projected
      benefit obligations:
        Accumulated benefit obligations
          Vested                                           $ 29,100    $ 21,592
          Nonvested                                              47          77
            Total                                            29,147      21,669
        Provision for future salary increases                 7,841       7,565
        Projected benefit obligations                        36,988      29,234
    Market value of plan assets, primarily
      invested in equities and bonds                         34,000      30,457
    Plan assets in excess of (less than) projected
      benefit obligations                                    (2,988)      1,223
    Unrecognized net transition asset as of
      January 1, 1986, being amortized over 20 years         (2,155)     (2,528)
    Unrecognized prior service costs                          1,507       2,150
    Unrecognized net (gain) loss                              2,155      (1,644)

    Accrued pension cost at year-end                       $ (1,481)   $   (799)

    The assumptions used in determining pension obligations were:

                                                 1995       1994       1993

         Discount rate                          7.00 %     8.75 %     8.00 %
         Expected long-term rate of return
           on plan assets                       9.00 %     9.00 %     9.00 %
         Projected increase in future
           compensation levels                  5.00 %     5.50 %     5.50 %

Other Postretirement Benefits

    In addition to pension benefits, PGE provides certain health care and life insurance benefits for retired employees. Substantially all of PGE's employees may become eligible for those benefits if they reach retirement age while working for PGE. PGE records the cost of retiree health care and life insurance benefits as a liability over the employees' active service periods instead of on a benefits-paid basis.

    Under the terms of the agreement regarding the sale of PGE's water utility operations to Pennsylvania-American, on February 16, 1996, Pennsylvania-American assumed the accumulated benefit obligation relating to the Transferred Employees, as well as 45% of PGE's retired employees as of that date. In this regard, plan assets in an amount equal to the actuarial present value of accumulated plan benefits relative to the Transferred Employees and 45% of the retired employees as of February 16, 1996, will be transferred to trusts established by Pennsylvania-American. In February, 1996, PGE began terminating additional employees as a result of the sale of its water operations and the transfer of fewer employees to Pennsylvania-American than originally expected. As a result of the transfer, early retirement and displacement of employees, PGE recognized an estimated settlement and curtailment loss of $385,000 ($225,000 net of the related income tax benefit) as part of the loss on the disposal of its water utility operations.

    As a result of the ERP offered by PGE to certain of its employees, PGE recorded, as of December 31, 1995, an additional liability of $805,000, ($471,000 net of the related income tax benefit) reflecting the cost of future health care benefits required to be recognized under FASB Statement 88 in conjunction with the ERP. Such amount was charged to the estimated loss on disposal of water utility operations.

    The following items were the components of the net cost of postretirement benefits other than pensions relative to continuing operations for the years 1995, 1994 and 1993:

                                                   1995       1994       1993
                                                     (Thousands of Dollars)

    Present value of benefits earned during
      the year                                   $    127   $    148   $    124
    Interest cost on accumulated benefit
      obligation                                      577        532        532
    Return on plan assets                             (69)        (4)         -
    Net amortization and deferral                     391        360        339

    Net cost of postretirement benefits other
      than pensions                                 1,026      1,036        995
    Less disbursements for benefits                  (555)      (543)      (540)

    Increase in liability for postretirement
      benefits other than pensions               $    471   $    493   $    455

    Reconciliations of the accumulated benefit obligation to the accrued liability for postretirement benefits other than pensions as of December 31, 1995 and 1994, follow:

                                                        1995       1994
                                                    (Thousands of Dollars)

    Accumulated benefit obligation:
      Retirees                                        $  6,514   $  9,021
      Fully eligible active employees                      850      1,628
      Other active employees                             1,074      1,305
                                                         8,438     11,954
    Plan assets at fair value                                -        839
    Accumulated benefit obligation
      in excess of plan assets                           8,438     11,115
    Unrecognized transition obligation
      being amortized over 20 years                     (5,438)   (11,108)
    Unrecognized net gain (loss)                          (703)       885

    Accrued liability for postretirement
      benefits other than pensions                    $  2,297   $    892

    The assumptions used in determining other postretirement benefit obligations were:

                                                 1995       1994       1993

         Discount rate                          7.00 %     8.75 %     8.00 %
         Expected long-term rate of return
           on plan assets                       9.00 %     9.00 %     9.00 %
         Projected increase in future
           compensation levels                  5.00 %     5.50 %     5.50 %

    It was also assumed that the per capita cost of covered health care benefits would increase at an annual rate of 9% in 1996 and that this rate would decrease gradually to 5-1/2% for the year 2003 and remain at that level thereafter. The health care cost trend rate assumption had a significant effect on the amounts accrued. To illustrate, increasing the assumed health care cost trend rate by 1 percentage point in each year would increase the transition obligation as of

January 1, 1995, by approximately $394,000 and the aggregate of the service and interest cost components of the net cost of postretirement benefits other than pensions for the year 1995 by approximately $50,000.

    Since PGE has not sought to increase its base gas rates, the $441,000 ($258,000 net of related income taxes), $447,000 ($256,000 net of related income taxes) and $407,000 ($232,000 net of related income taxes) of additional cost incurred in 1995, 1994 and 1993, respectively, as a result of the adoption of the provisions of FASB Statement 106 were expensed without any adjustment being made to its gas rates.

Other Postemployment Benefits

    In December, 1992, FASB Statement 112, "Employers' Accounting for Postemployment Benefits," was issued. The provisions of this statement require the recording of a liability for postemployment benefits (such as disability benefits, including workers' compensation, salary continuation and the continuation of benefits such as health care and life insurance) provided to former or inactive employees, their beneficiaries and covered dependents. PGE consistently recorded liabilities for benefits of this nature prior to the effectiveness of FASB Statement 112, and included liabilities for employees scheduled to be terminated in 1996 as a result of the sale of water operations in its estimate of accrued costs relative to such sale as of December 31, 1995. The provisions of FASB Statement 112, which PGE adopted effective January 1, 1994, did not have a material impact on its financial position or results of operations.

(11)  CONSTRUCTION EXPENDITURES

    PGE estimates the  cost  of  its  1996  construction  program  will be $28.9 million. It is anticipated that such expenditures will be financed with internally generated funds and bank borrowings, pending the periodic issuance of stock and long-term debt.

(12)  COMMITMENTS AND CONTINGENCIES

Valve Maintenance

    On November 16, 1993, the PPUC staff issued an Emergency Order, subsequently ratified by the PPUC (the "Emergency Order"), requiring PGE to survey its gas distribution system to verify the location and spacing of its gas shut off valves, to add or repair valves where needed and to establish programs for the periodic inspection and maintenance of all such valves and the verification of all gas service line information. On March 31, 1995, the PPUC adopted an Order approving a plan submitted by PGE for complying with the Emergency Order. PGE does not believe that compliance with the terms of such Order will have a material adverse effect on its financial position or results of operations.

Environmental Matters

    PGE, like many gas distribution companies, once utilized manufactured gas plants in connection with providing gas service to its customers. None of these plants has been in operation since 1960, and several of the plant sites are no longer owned by PGE. Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), PGE filed notices with the United States Environmental Protection Agency (the "EPA") with respect to the former plant sites. None of the sites is or was formerly on the proposed or final National Priorities List. The EPA has conducted site inspections and made preliminary assessments of each site and has concluded that no further remedial action is planned. While this conclusion does not constitute a legal prohibition against further regulatory action under CERCLA or other applicable federal or state law, PGE does not believe that additional costs, if any, related to these manufactured gas plant sites would be material to its financial position or results of operations since environmental remediation costs generally are recoverable through rates over a period of time.

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 QUARTER ENDED
                                March 31,  June 30,  September 30,  December 31,
                                  1995      1995         1995           1995
                                (Thousands of Dollars, Except Per Share Amounts)
Operating revenues              $  68,237  $ 25,184  $      12,119  $     47,216
Operating income                    9,500     1,867             (3)        7,558
Income (loss) from continuing
  operations                        6,413    (1,581)        (3,520)        4,395
Loss with respect to
  discontinued operations          (3,704)        -              -          (130)
Net income (loss)                   2,709    (1,581)        (3,520)        4,265

Earnings (loss) per share
  of common stock: (a)
 Continuing operations               1.16      (.28)          (.63)          .78
 Discontinued operations             (.67)        -              -          (.02)
 Earnings (loss) per share of
   common stock (a)                   .49      (.28)          (.63)          .76


                                                 QUARTER ENDED
                                March 31,  June 30,  September 30,  December 31,
                                  1994       1994        1994           1994
                                (Thousands of Dollars, Except Per Share Amounts)

Operating revenues              $  80,233  $ 26,568  $      14,356  $     46,835
Operating income                   10,606     1,881            134         6,395
Income (loss) from continuing
  operations                        6,958    (1,875)        (3,435)        2,903
Income from discontinued
  operations                        2,079     2,757          2,915         2,865
Net income (loss)                   9,037       882           (520)        5,768

Earnings (loss) per share
  of common stock:
 Continuing operations               1.43      (.37)          (.64)          .53
 Discontinued operations              .43       .54            .54           .53
 Net income (loss) before
   premium on redemption of
   preferred stock                   1.86       .17           (.10)         1.06
 Premium on redemption of
   preferred stock                      -      (.11)             -          (.08)
 Earnings (loss) per share of
   common stock                      1.86       .06           (.10)          .98

(a) The total of the earnings per share for the quarters does not equal the earnings per share for the year, as shown elsewhere in the financial statements and supplementary data of this report, as a result of PGE's issuance of additional shares of common stock at various dates during the year.

    Because of the seasonal nature of PGE's gas heating business, there are substantial variations in operations reported on a quarterly basis.

(14) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  o Long-term debt. The fair value of PGE's long-term debt has been estimated based on the quoted market price as of the respective dates for the portion of such debt which is publicly traded and, with respect to the portion of such debt which is not publicly traded, on the estimated borrowing rate as of the respective dates for long-term debt of comparable credit quality with similar terms and maturities.

  o Preferred stock subject to mandatory redemption. The fair value of PGE's preferred stock subject to mandatory redemption has been estimated based on the market value as of the respective dates for preferred stock of comparable credit quality with similar terms and maturities.

    The  carrying  amounts  and   estimated   fair  values  of  PGE's  financial
instruments at December 31, 1995 and 1994, were as follows:

                                               1995                 1994
                                        Carrying Estimated   Carrying Estimated
                                         Amount  Fair Value   Amount  Fair Value
                                                 (Thousands of Dollars)

Long-term debt (including current
  portion)                              $170,801 $  175,431  $174,035 $  177,027
Preferred stock subject to
  mandatory redemption (including
  current portion)                         1,760      1,795     1,840      1,877

    PGE believes that the regulatory treatment of any excess or deficiency of fair value relative to the carrying amounts of these items, if such items were settled at amounts approximating those above, would dictate that these amounts be used to increase or reduce its rates over a prescribed amortization period. Accordingly, any settlement would not result in a material impact on PGE's financial position or the results of operations of either PEI or PGE.


                                                              March 11, 1996